One Financial Center Boston, MA 02111 617 542 6000 mintz.com

August 19, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E. Washington, D.C. 20549

Attention: Tracie Mariner and Kevin Vaughn

Re:	Biodexa Pharmaceuticals plc Form 20-F for Fiscal Year Ended December 31, 2024
File No. 001-37652

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Biodexa Pharmaceuticals plc, a foreign private issuer incorporated under the laws of England and Wales (the “Company”), in response to the written comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by your letter dated August 18, 2025 (the “Comment Letter”), relating to the above-referenced Annual Report on Form 20-F.

For reference, we have set forth below in italics the Staff’s comment from the Comment Letter and have keyed the Company’s responses to the numbering of the comment and the headings used in the Comment Letter.

Form 20-F for Fiscal Year Ended December 31, 2024

Operating and Financial Review and Prospects

A. Operating Results

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023, page 83

1.	We note from your pipeline chart, on page 57, that eRapa, Tolimidone, and MTX110 are each in clinical development for one or more indications. In your future filings, please expand your disclosure to include the costs incurred, during each period presented, for each of your key research and development product candidates by specific indication separately. If you do not track your research and development costs by project, program, or indication, please disclose that fact, and explain why you do not maintain and evaluate research and development costs by project, program, or indication. For amounts that are not tracked by product candidate, program, or indication, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense), which should reconcile to total research and development expense as presented on the Statements of Comprehensive Income. Provide draft disclosure with your response.

Boston     Los Angeles     MIAMI     New York     San Diego     San Francisco     TORONTO     Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ August 19, 2025 Page 2

The Company respectfully acknowledges the Staff’s comment and, in future filings, will expand its disclosure in accordance with the Staff’s comment.

As an example, using information regarding the Company’s research and development expenses for the years ended December 31, 2024 and 2023, the Company expects future disclosure to read substantially as follows:

Research and Development Costs. Research and development (R&D) costs were £5.44 million, an increase of £1.37 million, or 34% on 2023 (2023: £4.07 million). The percentage of R&D costs as a percentage of operating costs also increased to 59% from 48% in the prior year. The increase in the year reflects the decision to acquire licenses for clinical stage assets tolimidone in December 2023 and eRapa in April 2024, resulting in clinical expenditure of £1.09 million and £1.91 million respectively, which was offset by reduced spend of £1.10 million on the MAGIC-G1 study in rGBM. As a result of the re-focus on clinical stage assets, there was a reduction in pre-clinical expense of £0.31 million. Personnel costs also reduced by £0.25 million in the year.

The following table summarize our R&D expenses by nature of costs for the years ended December 31, 2024 and 2023:

	Year ended December 31
	2024	2023
	(£ in thousands)
eRapa
Familial Adenomatous Polyposis	1,627	-
Non-muscle Invasive Bladder Cancer	284	-
Total eRapa	1,911	-

Tolimidone
Type 1 Diabetes	1,093	3
Total Tolimidone	1,093	3

MTX110 (panobinostat)
Diffuse Midline Glioma	(6)	1
Glioblastoma	635	1,686
Medulloblastoma	-	46
Total MTX110 (panobinostat)	629	1,733

Other pre-clinical	102	394

R&D Overheads	1,702	1,937

Total R&D	5,437	4,067

*         *         *         *         *

MINTZ August 19, 2025 Page 3

If the Staff should have any further questions, or would like further information, concerning the responses above, please do not hesitate to contact me at (617) 348-4416 or jsmccaffrey@mintz.com. We thank you for your time and attention.

Sincerely,

/s/ Jason S. McCaffrey
Jason S. McCaffrey

cc:

Biodexa Pharmaceuticals plc

Stephen Stamp